FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2003

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant?s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange on 6th February 2003

FINAL DIVIDEND ANNOUNCEMENT

The Board of The “Shell”Transport and Trading Company, p.l.c. has decided to recommend to the Annual General Meeting of the Company, a final dividend of 9.30p, making a total dividend for the year 2002 of 15.25p per Ordinary share. This represents an increase of 3.0% over the 2001 total dividend of 14.80p.

The total dividend is made up as follows:

Pence per 25p Ordinary Share

	Interim	Final	Total
2002	5.95	9.30	15.25
2001	5.85	8.95	14.80

Subject to the approval of the Annual General Meeting of the Company to be held on April 23, 2003, the final dividend of 9.30p will be payable on May 6, 2003 to those members whose names are on the Register on April 4, 2003, and to holders of Bearer Warrants who surrender Coupon No. 211. The shares become ex-dividend on April 2, 2003.

Taxation

Shareholders resident in the United Kingdom are entitled to a tax credit. This tax credit is only repayable in limited circumstances and for a transitional period. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

From April 6, 1999 the amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the proposed final dividend of 9.30p is 1.033p per Ordinary share and the dividend and tax credit together amount to 10.333p.

February 6, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By G J West (Assistant Company Secretary)
Date: February 7, 2003